Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
National Bank Holdings Corporation:
We consent to the use of our report dated March 18, 2013, with respect to the consolidated statements of financial condition of National Bank Holdings Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of National Bank Holdings Corporation, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Kansas City, Missouri
October 23, 2013